Exhibit 3.1

REKOR SYSTEMS, INC.

AMENDMENT TO AND RESTATEMENT OF SECTION 2.5

OF THE AMENDED AND RESTATED BYLAWS

Effective October 6, 2026

Pursuant to the Delaware General Corporation Law and the Amended and Restated Certificate of Incorporation of Rekor Systems, Inc. (the “Company”), the Board of Directors of the Company has adopted the following amendment to the Amended and Restated Bylaws of the Company, as adopted and effective December 15, 2021 (the “Bylaws”).

1.    Amendment and Restatement of Section 2.5. Effective as of October 6, 2026, Section 2.5 of the Bylaws is hereby amended and restated in its entirety to read as follows:

2.5 Quorum.

Forty percent (40%) of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders, except as otherwise provided by law, these Bylaws or the Certificate of Incorporation. If less than a quorum is present at a meeting, the Chairman of the meeting or the holders of voting stock representing a majority of the voting power present at the meeting may adjourn the meeting from time to time, and no other business may be transacted at any such meeting; thereafter, the meeting may be held as adjourned without further notice, except as provided in Section 2.4 of this Article II. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

2.         Continuing Effect. Except as expressly amended by this Amendment, the Bylaws remain unchanged and in full force and effect. This Amendment is a continuing amendment applicable to meetings of stockholders generally.

3.         Effective Time. This Amendment is effective immediately upon its adoption by the Board of Directors on October 6, 2026.